SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

scott d. museles | attorney at law

T 301.230.5246 E smuseles@shulmanrogers.com

August 10, 2012

Ms. Mills-Apenteng

Special Counsel

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	CardioGenics Holdings Inc.
Preliminary Schedule 14A
Filed on July 13, 2012

Dear Ms. Mills-Apenteng:

This letter is being submitted in response to the oral comments given by Edwin Kim of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) on July 18, 2012 to me and Jessica Rosenthal of Shulman, Rogers, Gandal, Pordy & Ecker with respect to the above-referenced preliminary proxy statement on Schedule 14A (the “Proxy Statement”) of CardioGenics Holdings Inc. (the “Company”). On behalf of the Company, we are authorized to provide the responses contained in this letter.

Mr. Kim requested that the Company add disclosure to the “Security Ownership of Certain Beneficial Owners and Management” section in order to provide more information about the relationship of the different classes of voting stock. He also asked us to confirm that all the 5% stockholders had been identified in the beneficial ownership table.

In order to address these comments, we propose the following attached changes to the Company’s Proxy Statement. If acceptable to you, we will include these changes in our definitive proxy statement on Schedule 14A.

Ms. Mills-Apenteng

United States Securities and Exchange Commission

August 10, 2012

Thank you for your consideration. If you have any questions concerning the above responses or the attached changes, please do not hesitate to contact me at 301-230-5246 or Jessica Rosenthal at 301-945-9231.

Very truly yours, SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By:	/s/ Scott D. Museles
Scott D. Museles

cc:	Dr. Yahia Gawad, CardioGenics Holdings, Inc.

Thomas J. Mazzarisi

Enclosures

QUESTIONS AND ANSWERS ABOUT THIS PROXY STATEMENT

What is the purpose of the Annual Meeting?

At the Annual Meeting, our stockholders will consider and vote upon the following matters:

1.	The re-election of four (4) members to our Board, each to hold office until our 2013 Annual Meeting or until his respective successor is elected and qualified;

2.	The approval and ratification of KPMG LLP as our independent auditors for the fiscal year ending October 31, 2012;

3.	An amendment to our Articles of Incorporation to increase the authorized number of shares of our Common Stock from 65,000,000 to 150,000,000 shares, par value, $0.00001 per share; and

4.	An amendment to our Articles of Incorporation to deauthorize our Class B Common Stock.

In addition, our stockholders also will transact any other business that may properly come before the Annual Meeting. Members of our Board and management will be present at the Annual Meeting to respond to appropriate questions from stockholders.

How many shares are authorized and outstanding?

As of the Record Date, the Company's authorized capitalization consisted of sixty-five million (65,000,000) shares of common stock par value $0.00001 (the “Common Stock”); (ii) four hundred forty thousand (440,000) shares of Class B common stock, par value $0.00001 (“Class B Common Stock”), of which four hundred thousand (400,000) shares have been designated Series 2 Class B common stock and forty thousand (40,000) shares have been designated Series 3 Class B common stock; and (iii) fifty million (50,000,000) shares of preferred stock (“Preferred Stock”), of which one (1) share has been designated Series 1 Preferred Stock (the “Series 1 Preferred Share”).

Also, as of the Record Date, there are issued and outstanding (a) 31,312,741 shares of Common Stock and (b) one (1) Series 1 Preferred Share. There are also issued and outstanding shares of prior classes of common stock of the Company that may be converted into 136,498 shares of Common Stock upon presentation in accordance with the terms of the Company’s 2002 and 2004 recapitalizations. There are no outstanding shares of Class B Common Stock.

In addition to the Company’s capital stock described above, as of the Record Date, the Company’s Canadian subsidiary, CardioGenics ExchangeCo Inc. (“ExchangeCo”) has 14 shares of a class of exchangeable shares issued and outstanding as of the Record Date, which, among other matters, are exchangeable at any time into 24,176,931 shares of Common Stock and entitle the holders of such exchangeable shares to certain voting rights with respect to any matter on which holders of the Company’s Common Stock are entitled to vote, consent or otherwise act (the “Exchangeable Share(s)”), all as more particularly set forth in that certain Voting and Exchange Rights Agreement dated July 9, 2009 among the Company, ExchangeCo and Weirfoulds LLP, as trustee (the “Voting Trust Agreement”). Pursuant to the Voting Trust Agreement, each Exchangeable Share entitles its holder to a number of votes equal to the number of shares for which the Exchangeable Share may be exchanged with respect to any matter on which holders of the Company’s Common Stock are entitled to vote, consent or otherwise act (the “Exchangeable Shares Voting Rights”). The Exchangeable Shares Voting Rights may be exercised by the Trustee or, alternatively, the holder of the Exchangeable Share may exercise their voting rights directly. Under the Voting Trust Agreement, the Trustee, as the holder of the Company’s Series 1 Preferred Share, may exercise the voting rights of the Exchangeable Shares only with the instruction of the holders of the Exchangeable Shares. The Series 1 Preferred Share exists to facilitate the voting rights of the Exchangeable Shares, in accordance with the terms of the Voting Trust Agreement.

Who is entitled to vote at the Annual Meeting?

Each share of Common Stock and each share of Common Stock represented by each Exchangeable Share (voting directly or through the Series 1 Preferred Share) entitle its holder to one vote on each matter submitted to the stockholders (“Voting Stock”). The holders of Common Stock, and the Exchangeable Shares will vote together as a single class on each matter to be voted at the Annual Meeting. Only holders of record of Voting Stock, as of the Record Date, are entitled to notice of and to vote at the Annual Meeting.

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SECURITY OWNERSHIP OF CERTAIN BENEFICAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of Common Stock and Series 1 Preferred Stock by: (i) each director, (ii) each of the executive officers of the Company, (iii) all current directors and executive officers as a group, and (iv) each stockholder known to the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock or Series 1 Preferred Stock.

As of the Record Date, the Company’s Canadian subsidiary, ExchangeCo has 14 shares of Exchangeable Shares issued and outstanding as of the Record Date, which, among other matters, are exchangeable at any time into 24,176,931 shares of Common Stock. The holders of the Exchangeable Shares are entitled to voting rights with respect to any matter on which holders of the Company’s Common Stock are entitled to vote, consent or otherwise act, all as more particularly set forth in the Voting Trust Agreement. Pursuant to the Voting Trust Agreement, each Exchangeable Share entitles its holder to a number of votes equal to the number of shares for which the Exchangeable Share may be exchanged with respect to any matter on which holders of the Company’s Common Stock are entitled to vote, consent or otherwise act. The holders of the Exchangeable Shares may exercise such voting rights either directly or through the trustee, Weirfoulds LLP, that is the holder of the Company’s outstanding Series 1 Preferred Share. The Series 1 Preferred Share exists to facilitate the voting rights of the Exchangeable Shares, in accordance with the terms of the Voting Trust Agreement.

As of the Record Date, other than the Company’s Chief Executive Officer, none of the holders of Exchangeable Shares have the right to exchange their Exchangeable Shares for more than 5% of the Company’s Common Stock. Unless otherwise indicated in the footnotes to the table, all information set forth in the table is as of June 28, 2012, and the address for each director and executive officer of the Company is: c/o CardioGenics Holdings Inc., 6295 Northam Drive, Unit 8, Mississauga, Ontario L4V 1W8. The addresses for the greater than 5% stockholders are set forth in the footnotes to this table.

	Common Stock			Series 1 Preferred
	Number of Shares Beneficially Owned(1)		Percentage of Class Outstanding(2)	Number of Shares Beneficially Owned(1)		Percentage of Class Outstanding
Directors
J. Neil Tabatznik	2,482,534	(3)	4.5%	—		—
Alexander D. G. Reid	523,196	(4)	*	—		—

Named Executive Officers
Yahia Gawad	18,144,652	(5)	32.6%	—		—
Linda J. Sterling	1,501,617	(6)	2.7%	—		—
James Essex	398,183	(7)	*	—		—
All directors and named executive officers as a group (5 persons)	23,050,182	(8)	41.4%	—		—

5% Stockholders
Weirfoulds LLP	—		—	1	(9)	100%
Paul H. Saunders	4,550,000	(10)	8.2%	—		—

*Less than 1%

(1)	The Company believes that each stockholder has sole voting and investment power with respect to the shares of Common Stock and Series 1 Preferred Stock listed, except as otherwise noted. The number of shares beneficially owned by each stockholder is determined under rules of the Securities and Exchange Commission, and the information is not necessarily indicative of ownership for any other purpose. Under these rules, beneficial ownership includes (i) any shares as to which the person has sole or shared voting power or investment power and (ii) any shares which the individual has the right to acquire within 60 days after June 28, 2012 through the exercise of any stock option, warrant, conversion of preferred stock or other right, but such shares are deemed to be outstanding only for the purposes of computing the percentage ownership of the person that beneficially owns such shares and not for any other person shown in the table. The inclusion herein of any shares of Common Stock or Series 1 Preferred Stock deemed beneficially owned does not constitute an admission by such stockholder of beneficial ownership of those shares of Common Stock or Series 1 Preferred Stock.

(2)	Based on 55,626,166 shares of Common Stock outstanding as of June 28, 2012, which includes 24,176,931 shares of Common Stock into which all outstanding Exchangeable Shares are exchangeable at any time.

(3)	J. Neil Tabatznik beneficially owns 2,482,534 shares of Common Stock, including (i) 1,725,356 shares of Common Stock issuable upon exchange of 1 Exchangeable Share; (ii) 157,178 shares of Common Stock issuable upon exercise of a warrant and (iii) 600,000 shares of Common Stock.

(4)	Alexander D.G. Reid beneficially owns 523,196 shares of Common Stock, including (i) 523,196 shares of Common Stock issuable upon exchange of 1 Exchangeable Share and (ii) -0- shares of Common Stock.

(5)	Yahia Gawad beneficially owns 18,144,652 shares of Common Stock, including (i) 17,478,553 shares of Common Stock issuable upon exchange of 1 Exchangeable Share and (ii) 666,099 shares of Common Stock. Pursuant to the terms of a lock-up agreement dated March 15, 2010 entered into among Dr. Gawad, the Company, CardioGenics ExchangeCo Inc. and Weirfoulds LLP, Dr. Gawad has agreed to lock-up fifteen million (15,000,000) shares of his Exchangeable Share exchange rights until March 15, 2014, in accordance with the terms of the lock-up agreement.

(6)	Linda J. Sterling beneficially owns 1,501,617 shares of Common Stock, including (i) 1,501,617 shares of Common Stock issuable upon exchange of 1 Exchangeable Share and (ii) -0- shares of Common Stock.

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(7)	James Essex beneficially owns 398,183 shares of Common Stock, including (i) 345,791 shares of Common Stock issuable upon exchange of 1 Exchangeable Shares and (ii) 52,392 shares of Common Stock.

(8)	See notes 2 through 7 above.

(9)	Weirfoulds LLP, as trustee pursuant to the Voting Trust Agreement (the “Trustee”), beneficially owns the 1 outstanding share of Series 1 Preferred Stock, which provides the Trustee voting power with respect to all outstanding Exchangeable Shares in accordance with the terms of the Voting Trust Agreement. The voting rights with respect to any Exchangeable Share may be exercised by the Trustee or, alternatively, the holder of the Exchangeable Share may exercise their voting rights directly. Under the Voting Trust Agreement, the Trustee may exercise the voting rights of the Exchangeable Shares only with the instruction of the holder of the Exchangeable Share. As of May 31, 2012, the Exchangeable Shares are exchangeable at any time into 24,176,931 shares of Common Stock. Weirfoulds LLP’s address is 1600-130 King Street, The Exchange Tower, Toronto, Ontario, M5X 1J5.

(10) Paul H. Saunders’ address is 2700 North Ocean Drive, 9A, Singer Island, Florida 33404.

STOCKHOLDERS SHARING AN ADDRESS

In accordance with notices to many stockholders who hold their shares through a bank, broker or other holder of record (a “street-name stockholder”) and share a single address, only one Proxy Statement is being delivered to that address unless contrary instructions from any stockholder at that address were received. This practice, known as “householding,” is intended to reduce our printing and postage costs. However, any such street-name stockholder residing at the same address who wishes to receive a separate copy of this Proxy Statement, or any future notices and documents, may make such request by contacting the bank, broker or other holder of record, or our offices by telephone at 1.905.763.8501, by e-mail at info@cardiogenics.com or by mail to: CardioGenics Holdings Inc., 2695 Northam Drive, Unit 8, Mississauga, Ontario L4V 1W8. In addition, any such street-name stockholders residing at the same address who have received multiple copies of this Proxy Statement and wish to receive a single copy of our annual reports, Proxy Statements and proxy materials in the future may contact the bank, broker or other holder of record, or our offices at the contact information above.

Proxy Statement Costs AND EXPENSES OF SOLICITATION

All costs of soliciting proxies and the cost of delivering this Proxy Statement, including the preparation, assembly and mailing of the Proxy Statement, as well as the cost of forwarding this material to the beneficial owners of our capital stock will be borne by the Company.  We may reimburse brokerage firms, custodians and others for expenses in forwarding the Proxy Statement materials to the beneficial owners of our capital stock. In addition to solicitations by mail, the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, telecopy, e-mail, personal interviews, and other means.

ADDITIONAL INFORMATION

The Company files annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K or Form 8-K/A and other information with the SEC. Reports and other information filed by the Company can be inspected and copied at the public reference facilities maintained at the SEC at 100 F Street, N.E., Washington, DC 20549. Copies of such material can be obtained upon written request addressed to the Commission, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a web site on the Internet (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC through the Electronic Data Gathering, Analysis and Retrieval System.

PARTICIPANTS IN THE SOLICITATION

Under applicable regulations of the SEC the directors and certain officers of the Company may be deemed to be “participants” in the solicitation of proxies by the Board in connection with the Annual Meeting.

STOCKHOLDER PROPOSALS

Under the federal securities laws, the deadline for submitting stockholder proposals for inclusion in the Company’s proxy statement and form of proxy for the Company’s 2013 Annual Meeting of Stockholders is [_______________]. Proposals must comply with the conditions established by the SEC and must be submitted to the Secretary of the Company at its offices, 6295 Northam Drive, Unit 8, Mississauga, Ontario L4V 1W8.

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